Exhibit 99.1

Global Partner for Success

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: HSFT)

NOTICE OF ANNUAL GENERAL MEETING

To be held on October 15, 2012

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of HiSoft Technology International Limited (the “Company”) will be held at Fangda Partners, Beijing Office, located at 21/F, China World Tower, 1 Jian Guo Men Wai Avenue, Beijing 100004, P.R. China on Monday, October 15, 2012 at 9:00 AM (Beijing time, or October 14, 2012 at 9:00 PM EDT) in accordance with the Sixth Amended and Restated Memorandum and Articles of Association (the “MA&A”) of the Company, for the purposes of considering and, if thought fit, passing the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

1.               To re-elect the retiring Director, Mr. Cheng Yaw Sun, by rotation in accordance with Article 87 of the MA&A of the Company and to authorize the Board of Directors to fix the Director’s remuneration;

2.               To re-elect the retiring Director, Mr. Terry McCarthy, by rotation in accordance with Article 87 of the MA&A of the Company and to authorize the Board of Directors to fix the Director’s remuneration;

3.               To approve the appointment of the Independent Auditor, Deloitte Touche Tohmatsu CPA Ltd., for the fiscal year 2012 and to authorize the Board of Directors to fix their remuneration;

4.               To ratify the adoption of the audited financial statements for fiscal year 2011 and report of the independent registered public accounting firm, and their inclusion in the Company’s 2011 annual report; and

5.               To authorize the Board of Directors to take any and every action that might be necessary to effect the foregoing resolutions 1 to 4 as the Board of Directors, in its absolute discretion, thinks fit.

The Board of Directors of the Company has fixed the close of business on September 4, 2012 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the annual general meeting or any adjournment or postponement thereof.

Holders of record of the Company’s common shares at the close of business on the Record Date are entitled to vote at the AGM and any adjourned or postponed meeting thereof. Holders of ADSs who wish to exercise their voting rights for the underlying shares must act through Deutsche Bank Trust Company Americas, the depositary of the Company’s ADS program.

Please note that copies of the annual reports of the Company are available for shareholders. If you would like to obtain a copy, you can (1) send your request for a physical copy by email to investor_relations@hisoft.com; (2) notify the Company of your e-mail address by sending your request to investor_relations@hisoft.com and a soft copy will be sent to your e-mail address provided; and (3) you may also view the annual report at the Company’s website at http://www.mzcan.com/us/HSFT/irwebsite/index.php?mod=annual.

NEITHER THIS DOCUMENT NOR THE AGM RELEATES TO THE PROPOSED MERGER WITH VANCEINFO, AND YOU ARE NOT BEING ASKED TO VOTE ON ANY PROPOSALS RELATED TO THE TRANSACTIONS RELATED TO THE PROPOSED MERGER AT THIS TIME.  On August 10, 2012, the Company announced that it has signed a definitive merger agreement with VanceInfo Technologies Inc. (“VanceInfo”), under which the companies will be combined in an all-stock merger of equals.  Matters relating to the proposed merger are not being submitted for approval by the shareholders of the Company at this AGM — a separate extraordinary general meeting (“EGM”) of the Company will be convened at a later time for approval by the shareholders of the Company of such matters.  In connection with the proposed merger, HiSoft has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (Registration File No. 333-183688) that includes a preliminary joint proxy statement of the company and a preliminary prospectus of HiSoft, and information regarding such EGM, which is subject to review and comments by the SEC and further changes. The Company urges investors and shareholders to read the preliminary joint proxy statement/prospectus and other relevant documents filed or to be filed with the SEC, as well as any future amendment to such registration statement filed with the SEC, carefully and in their entirety when they become available because they contain important information about the proposed merger. Investors and shareholders may obtain free copies of the preliminary joint proxy statement/prospectus and other documents containing important information about the Company and VanceInfo (including the definitive joint proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.

By Order of the Board of Directors of HiSoft Technology International Limited.

/s/ Sun Cheng Yaw

Sun Cheng Yaw
Chairman
Beijing, P. R. China

September 4, 2012

Executive Office:	Registered Office:

33 Lixian Street,	Cricket Square, Hutchins Drive
Qixianling Industrial Base,	P.O. Box 2681, George Town, Grand
Hi-Tech Zone, Dalian, 116023,	Cayman, KY1-1111, Cayman Islands
People’s Republic of China